Via Facsimile and U.S. Mail
Mail Stop 6010

November 17, 2006

Mr. Alan B. Miller
President, Chief Executive Officer and Chairman
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406-0958

Re: Universal Health Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-10765

Dear Mr. Miller:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief